Exhibit 99.1

Press Release

Two fitusiran Phase 3 studies published in The Lancet and The Lancet Haematology highlight potential to address unmet needs across all types of hemophilia

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Both Phase 3 studies achieved their primary and secondary endpoints; fitusiran prophylaxis demonstrated significant and clinically meaningful improvements in bleed protection across all hemophilia populations, presented at ASH 2021

Paris – April 4, 2023 – Two studies, published in The Lancet and The Lancet Haematology, evaluating the efficacy and safety of fitusiran, an investigational siRNA therapy for the prophylactic treatment of adults and adolescents with hemophilia A or B, reinforce the potential of this investigational therapy to transform the current standard of care and address unmet needs for all types of hemophilia, regardless of inhibitor status.

Hemophilia A and B are rare congenital lifelong bleeding disorders in which the ability of a person’s blood to clot is impaired, leading to excessive bleeds and spontaneous bleeds into joints that can result in joint damage and chronic pain, and significantly impact quality of life. Fitusiran has the potential to provide prophylaxis for all types of hemophilia, regardless of inhibitor status, with as few as six subcutaneous injections per year.

Dietmar Berger, M.D., Ph.D.

Head of Global R&D ad interim and Chief Medical Officer at Sanofi

“Sanofi is committed to advancing the standard of care for all people with hemophilia through innovative science, providing consistent bleed protection while reducing treatment burden. We are entering a new era in hemophilia where, for the first time, people can choose therapies that meet their personal needs. These published data validate our science and add to a growing body of evidence supporting fitusiran’s potential to transform the treatment landscape. We look forward to sharing additional data on fitusiran later this year.”

Both Phase 3 studies compared once-monthly subcutaneous fitusiran prophylaxis (80mg) with on-demand/episodic use of clotting factor concentrates in the ATLAS-A/B study, and on-demand/episodic use of bypassing agents in the ATLAS-INH study. Across both clinical studies, prophylactic treatment with fitusiran reduced annualized bleeding rates by 90% (95% CI [84.1%; 93.6%], P <0.0001) compared to the control arms, showing a statistically significant and clinically meaningful improvement in bleeding episodes when compared to on-demand treatments; and showed improvement in quality of life.

In the study ATLAS-INH study published by The Lancet, 66% of participants with inhibitors (25 out of 38) receiving fitusiran 80mg monthly experienced zero bleeding episodes compared to 5% (1 out of 19) receiving an on-demand bypassing agent after nine months of treatment.

The ATLAS A/B study published in The Lancet Haematology showed 51% of participants without inhibitors (40 out of 79) who received fitusiran 80mg monthly prophylaxis experienced zero bleeds compared to 5% (2 out of 40) in the comparator group, receiving on-demand clotting factor concentrates.

Sanofi is currently investigating the efficacy and safety of fitusiran under a revised regimen which includes lower doses and less frequent dosing (as few as six subcutaneous injections per year), maintaining an antithrombin target range of 15-35% in all ongoing studies.

ATLAS-AB Phase 3 Study

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ATLAS-A/B is a Phase 3 randomized, open-label study investigating the efficacy and safety of fitusiran in males ≥12 years with severe hemophilia A or B without inhibitors who had previously been treated with on-demand clotting factor concentrates. Study participants (n=120) were randomized 2:1 to receive either once-monthly 80mg subcutaneous fitusiran prophylaxis or on-demand clotting factor concentrates. The primary endpoint is annualized bleeding rate.

ATLAS-INH Phase 3 Study

The ATLAS-INH study is a randomized, open-label Phase 3 study designed to evaluate the safety and efficacy of fitusiran in males ≥12 years with severe hemophilia A or B with inhibitors to factor VIII or IX. Study participants (n=57) receiving on-demand treatment with bypassing agents (BPA) were randomized in a 2:1 ratio to receive once-monthly 80mg subcutaneous fitusiran prophylaxis or continue with on-demand BPA. The primary endpoint is annualized bleeding rate.

About fitusiran

Fitusiran is an investigational, subcutaneously administered small interference RNA therapeutic in development for the prophylactic treatment of people with hemophilia A or B, with or without inhibitors. Fitusiran is designed to lower antithrombin, a protein that inhibits blood clotting, with the goal of promoting thrombin generation to rebalance hemostasis and prevent bleeds. Fitusiran utilizes Alnylam Pharmaceutical Inc.’s ESC-GalNAc conjugate technology, which enables subcutaneous dosing with increased potency and durability. Fitusiran is currently under clinical investigation and has not been evaluated by any regulatory authority.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

Media Relations

Sally Bain | + 1 781 264 1091 | sally.bain@sanofi.com

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

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Investor Relations

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Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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